File No. 333-19221
                                                            CIK #896948

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 288

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:   23,096*  Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $23,557,920

G. Amount of filing fee, computed at one thirty-third of 1 percent of proposed maximum aggregate offering price to the public: $7,138.76 ($309.09 previously paid)

H. Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date of the Registration Statement
 / X /: Check box if it is proposed that this filing will become effective on February 27, 1997 pursuant to Rule 487.

15,397 Units registered for primary distribution.
 7,699 Units registered for resale by Depositor of Units previously sold in primary distribution.
    ** Estimated solely for the purpose of calculating the registration fee.

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 288

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                  )
   (b)  Title of securities issued     ) Prospectus Part I Front Cover Page

2. Name and address of Depositor       ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

3. Name and address of Trustee         ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

4. Name and address of principal       ) Part I-Other Matters-Underwriting
     underwriter                       )

5. Organization of trust               ) Part II-Introduction

6. Execution and termination of        ) Part II-Introduction
     Trust Indenture and Agreement     ) Part II-Trust Administration

7. Changes of Name                     ) *

8. Fiscal year                         ) *

9. Material Litigation                 ) *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding      ) Part II-Introduction
      trust's securities and rights    ) Part II-Unitholder Explanations
      of security holders              ) Part II-Trust Administration

11. Type of securities comprising      ) Part II-Introduction
      units                            ) Part I-Trust Information
                                       ) Part I-Portfolios

12. Certain information regarding      ) *
      periodic payment certificates    )

13. (a)  Load, fees, charges and       ) Part II-Introduction
      expenses                         ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part I-Trust Information
                                       ) Part II-Trust Administration

    (b)  Certain information regard-   ) *
           ing periodic payment plan   )
           certificates                )

    (c)  Certain percentages           ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations

    (d)  Certain other fees,           ) Part II-Unitholder Explanations
           expenses or charges         ) Part II-Trust Administration
           payable by holders          )

    (e)  Certain profits to be         ) Part II-Unitholder Explanations
           received by depositor,      ) Part I-Other Matters-Underwriting
           principal underwriter,      ) Part I-Notes to Portfolios
           trustee or affiliated       )
           persons                     )

    (f)  Ratio of annual charges       ) *
           to income                   )

14. Issuance of trust's securities     ) Part II-Unitholder Explanations

15. Receipt and handling of payments   ) *
      from purchasers                  )

16. Acquisition and disposition of     ) Part II-Introduction
      underlying securities            ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

17. Withdrawal or redemption           ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

18. (a)  Receipt and disposition       ) Part II-Introduction
      of income                        ) Part II-Unitholder Explanations

    (b)  Reinvestment of distribu-     ) *
           tions                       )

    (c)  Reserves or special funds     ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (d)  Schedule of distributions     ) *

19. Records, accounts and reports      ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

20. Certain miscellaneous provisions   ) Part II-Trust Administration
      of Trust Agreement               )

21. Loans to security holders          ) *

22. Limitations on liability           ) Part I-Portfolios
                                       ) Part II-Trust Administration

23. Bonding arrangements               ) *

24. Other material provisions of       ) *
      trust indenture or agreement     )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor          ) Part II-Trust Administration

26. Fees received by Depositor         ) Part II-Trust Administration

27. Business of Depositor              ) Part II-Trust Administration

28. Certain information as to          )
      officials and affiliated         ) *
      persons of Depositor             )

29. Companies owning securities of     ) *
      Depositor                        )

30. Controlling persons of Depositor   ) *

31. Compensation of Directors          ) *

32. Compensation of Directors          ) *

33. Compensation of Employees          ) *

34. Compensation to other persons      ) Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's            ) Part II-Introduction
      securities by states             ) Part II-Settlement of Bonds in the
                                         Trusts

36. Suspension of sales of trust's     ) *
      securities                       )

37. Revocation of authority to         ) *
      distribute                       )

38. (a)  Method of distribution        )

    (b)  Underwriting agreements       ) Part II-Unitholder Explanations

    (c)  Selling agreements            )

39. (a)  Organization of principal     )
           underwriter                 )
                                       ) Part II-Trust Administration
    (b)  N.A.S.D. membership by        )
           principal underwriter       )

40. Certain fees received by           ) *
      principal underwriter            )

41. (a)  Business of principal         ) Part II-Trust Administration
      underwriter                      )

    (b)  Branch offices of principal   ) *
      underwriter                      )

    (c)  Salesmen of principal         ) *
      underwriter                      )

42. Ownership of securities of the     ) *
      trust                            )

43. Certain brokerage commissions      )
      received by principal            ) *
      underwriter                      )

44. (a)  Method of valuation           ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to offering       ) *
           price                       )

    (c)  Variation in offering price   ) Part II-Unitholder Explanations
           to certain persons          )

45. Suspension of redemption rights    ) *

46. (a)  Redemption valuation          ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to redemption     ) *
      price                            )

47. Purchase and sale of interests     ) Part II-Unitholder Explanations
      in underlying securities         ) Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     ) Part II-Trust Administration
      trustee                          )

49. Fees and expenses of trustee       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

50. Trustee's lien                     ) Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       ) *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-    )
           ment with respect to        )
           replacement or elimi-       ) Part II-Trust Administration
           nation of portfolio         )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   ) *
           securities                  )

    (c)  Policy regarding substitu-    ) Part II-Trust Administration
           tion or elimination of      )
           underlying securities       )

    (d)  Fundamental policy not        ) *
           otherwise covered           )

53. Tax Status of trust                ) Part I-Trust Information
                                       ) Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during          ) *
      last ten years                   )

55.                                    )
                                       )

56. Certain information regarding      ) *
                                       )

57. Periodic payment certificates      )

58.                                    )

59. Financial statements (Instruc-     ) Part I-Other Matters
      tions 1(c) to Form S-6)          )


__________________________________
* Inapplicable, omitted, answer negative or not required


February 27, 1997

Van Kampen American Capital

Prospectus Part I

Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 288

California IM-IT 163
Florida IM-IT 112
Michigan IM-IT 143
Ohio IM-IT 106
Virginia Quality 76



This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.


The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of five underlying separate unit investment trusts designated as California Insured Municipals Income Trust, Series 163 (the "California IM-IT
Trust" ), Florida Insured Municipals Income Trust, Series 112 (the "
Florida IM-IT Trust" ), Michigan Insured Municipals Income Trust, Series
143 (the "Michigan IM-IT Trust" ), Ohio Insured Municipals Income
Trust, Series 106 (the "Ohio IM-IT Trust" ) and Virginia Investors'
Quality Tax-Exempt Trust, Series 76 (the "Virginia Quality Trust" ).
The various trusts are collectively referred to herein as the "Trusts" or the "State Trusts" . The California IM-IT, Florida IM-IT, Michigan
IM-IT and Ohio IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" and the Virginia Quality Trust is sometimes referred to herein as the "Quality Trust" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST, Multi-Series 288

At the Close of Business on the day before the Date of Deposit:
February 26, 1997

Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York


                                                                                           California      Florida       Michigan
                                                                                                IM-IT        IM-IT          IM-IT
GENERAL INFORMATION                                                                             Trust        Trust          Trust
                                                                                        ------------- ------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,000,000 $   3,040,000 $   3,150,000
Number of Units........................................................................         3,031         3,045         3,145
Fractional Undivided Interest in the Trust per Unit ...................................       1/3,031       1/3,045       1/3,145
Principal Amount (Par Value) of Securities per Unit.................................... $      989.77 $      998.36 $    1,001.59
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   2,882,493 $   2,895,808 $   2,990,907
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F2>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $      943.58 $      943.58 $      943.67
Secondary Market Repurchase Price per Unit <F3>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.42 $       56.42 $       56.33
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.42 $        7.42 $        7.33
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     600,000 $     608,000 $     630,000

First Settlement Date................March 4, 1997
Evaluator's Annual Supervisory Fee...Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....$0.30 per $1,000 principal amount of Bonds
Evaluation Time......................4:00 p.m. Eastern Time

----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Unitholder Explanations--Public
Offering--General" in Part II of this Prospectus. Notwithstanding anything to the contrary in Part II of this Prospectus, employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers"
)) of Van Kampen American Capital Distributors, Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering
Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission and employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.


<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Unitholder Explanations--Public Offering--Market for Units" in Part II of this
Prospectus.



INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST, Multi-Series 288 (Continued)

At the Close of Business on the day before the Date of Deposit:
February 26, 1997


Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York

                                                                                                 Ohio      Virginia
                                                                                                IM-IT       Quality
GENERAL INFORMATION                                                                             Trust         Trust
                                                                                        ------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,030,000 $   3,020,000
Number of Units........................................................................         3,106         3,070
Fractional Undivided Interest in the Trust per Unit....................................       1/3,106       1/3,070
Principal Amount (Par Value) of Securities per Unit.................................... $      975.53 $      983.71
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   2,953,821 $   2,919,581
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00
 Sales Charge <F2>..................................................................... $       49.00 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $      943.78 $      943.63
Secondary Market Repurchase Price per Unit <F3>........................................ $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.22 $       56.37
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.22 $        7.37
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     606,000 $     604,000

First Settlement Date................March 4, 1997
Evaluator's Annual Supervisory Fee...Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....$0.30 per $1,000 principal amount of Bonds
Evaluation Time......................4:00 p.m. Eastern Time

----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Unitholder Explanations--Public
Offering--General" in Part II of this Prospectus. Notwithstanding anything to the contrary in Part II of this Prospectus, employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers"
)) of Van Kampen American Capital Distributors, Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering
Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission and employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.


<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Unitholder Explanations--Public Offering--Market for Units" in Part II of this
Prospectus.




CALIFORNIA IM-IT TRUST

--------------------------------------------------------------------------
General. The California IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the California IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: Certificate of Participation, 3 (33%); Health Care, 1 (17%); Higher Education, 1 (17%); Public Education, 1 (17%); Retail Electric/Gas/Telephone, 1 (13%) and Transportation, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State" ) and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school over-crowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors, Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of " general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual " appropriations limit" imposed by Article XIIIB of the California
Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending " appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts" ) and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY 1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

The principal sources of General Fund revenues in 1993-94 were the California personal income tax (44% of total revenues), the sales tax (35%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the " Economic Uncertainties Fund" ), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

As a result of these factors, among others, from the late 1980's until 1992-1993, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the Special Fund for Economic Uncertainties ("SFEU" ) approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large " budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1994-95, including: significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments, coupled with some reduction in mandates on local government; transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing State funding for schools; reduction in growth of support for higher education programs, coupled with increases in student fees; revenue increases (particularly in the 1992-93 Fiscal Year budget), most of which were for a short duration; increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration has requested) and various on-time adjustments and accounting changes.

Despite these budget actions, the effects of the recession led to large, unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 and 1994-95, which have reduced the accumulated budget deficit to around $600 million as of June 30, 1995.

A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue registered warrants ("IOUs" ) to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992 the State Controller issued a total of approximately $3.8 billion of registered warrants. After that date, all remaining outstanding registered warrants (about $2.9 billion) were called for redemptions from proceeds of the issuance of 1992 Interim Notes after the budget was adopted.

The State's cash condition became so serious in late spring of 1992 that the State Controller was required to issue revenue anticipation warrants maturing in the following fiscal year in order to pay the State's continuing obligations. The State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and warrants (both forms of short-term cash flow financing) were issued in the period from June 1992 to July 1994, often needed to pay previously-maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law" ) which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

For the first time in four years, the State entered the 1995-96 fiscal year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased tax cut, was rejected by the Legislature.

The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projects General Fund revenues and transfers of $44.1 billion. Expenditures are budgeted at $43.4 billion. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be positive balance of less than $30 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996, providing no margin for adverse results during the year.

The Department of Finance projects cash flow borrowings in the 1995-96 Fiscal Year will be the smallest in many years, comprising about $2 billion of notes to be issued in April, 1996, and maturing by June 30, 1996. With full payment of $4 billion of revenue anticipation warrants on April 25, 1996, the Department sees no further need for borrowing over the end of the fiscal year. The Department projects that available cash resources to pay State obligations will be almost $2 billion at June 30, 1996. This "cushion" will be re-examined by the State Controller on October 15, 1995, in the third step in the Budget Adjustment Law process. If the Controller believes the available cash resources on June 30, 1996 will, in fact, be zero or less, her report would start a process which could lead to automatic budget cuts starting in December, 1995.

The principal features of the 1995-96 Budget Act, in addition to those noted above, are additional cuts in health and welfare expenditures (some of which are subject to approvals or waivers by the federal government); assumed further federal aid for illegal immigrant costs; and an increase in per-pupil funding for public schools and community colleges, the first such significant increase in four years.

State general obligation bonds ratings were reduced in July, 1994 to "
A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the State's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIII appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At lease one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the county has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below) Orange County also has implemented stringent cuts in services and has laid off workers.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $1.8 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there were bill be come ultimate loss of health and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County" ), together with its pooled investment fund (the "Pools" ) filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Pools. The County estimated the Pools' loss at about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

(1)the California IM-IT Trust is not an association taxable as a corporation and the income of the California IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;

(2)amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

(3)under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

(4)under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;

(5)any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

(6)under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.


Per Unit Information:                                                            Semi-
                                                                    Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     53.15  $    53.15
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.53  $     2.05
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     50.62  $    51.10
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     50.62  $    51.10
 Divided by 12 and 2, respectively............................. $      4.21  $    25.55
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .14060  $   .14195
Estimated Current Return Based on Public Offering Price <F2>...        5.06%       5.11%
Estimated Long-Term Return <F2>................................        5.09%       5.14%
Estimated Initial Monthly Distribution (April 1997)............ $      5.06
Estimated Initial Semi-annual Distribution (July 1997).........              $    17.88
Estimated Normal Distribution per Unit <F2>.................... $      4.21  $    25.55

Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                California IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July
----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,530. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,730.


CALIFORNIA INSURED MUNICIPALS INCOME TRUST
SERIES 163 (IM-IT AND QUALITY MULTI-SERIES 288)
PORTFOLIO As of February 27, 1997
                                                                                                                          Offering
                                                                                                                          Price To
                                                                                                                        California
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                           Redemption          IM-IT
              Bonds Deposited or Bonds Contracted for<F1><F5>                          Rating<F2>        Feature<F3>      Trust<F4>
------------- --------------------------------------------------------------------- -------------- ------------------ -------------
$     500,000 Rocklin Unified School District (Placer County, California)
              Community Facilities District No. 1, Special Tax Bonds,   Series                     2006 @ 102
              1996 (MBIA Insured)  #5.75% Due 9/1/2018.............................            AAA 2013 @ 100 S.F.    $     506,680
      100,000 San Francisco Bay Area, California, Rapid Transit District Sales Tax                 2005 @ 101
              Revenue Bonds, Series 1995 (FGIC Insured)  #5.50% Due 7/1/2020.......            AAA 2016 @ 100 S.F.           98,560
      500,000 Stockton, California, Unified School District, Certificates of
              Participation, Capital Projects Financing Bonds (MBIA Insured)                       2007 @ 101
              #5.375% Due 2/1/2022.................................................            AAA 2018 @ 100 S.F.          484,225
      300,000 Rancho Mirage, California, Joint Powers Financing Authority,
              Certificates of Participation, Eisenhower Medical Center,   Series A                 2007 @ 102
              (MBIA Insured)  #5.375% Due 7/1/2022.................................            AAA 2018 @ 100 S.F.          288,489
      200,000 Contra Costa County, California, Public Facilities Corporation,
              Certificates of Participation (Merrithew Memorial Hospital
              Replacement Project) Refunding Series 1997 (MBIA Insured)  #5.50%
              Due 11/1/2022........................................................            AAA 2007 @ 102               195,624
      500,000 California Health Facilities Financing Authority, Insured Revenue
              Bonds, Catholic Healthcare West, Series 1996E (AMBAC Indemnity                       2006 @ 102
              Insured)  #5.25% Due 7/1/2023........................................            AAA 2017 @ 100 S.F.          471,970
      500,000 University of California, California, Revenue Refunding Multiple
              Purpose Project Bonds, Series C (AMBAC Indemnity Insured)  #5.00%                    2003 @ 102
              Due 9/1/2023.........................................................            AAA 2020 @ 100 S.F.          454,945
      400,000 Department of Water and Power of the City of Los Angeles,
              California, Electric Plant Refunding Revenue Bonds, Second Issue of                  2003 @ 102
              1993 (FGIC Insured)  #5.40% Due 11/15/2031...........................            AAA 2027 @ 100 S.F.          382,000
$   3,000,000                                                                                                         $   2,882,493
=============                                                                                                         =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



FLORIDA IM-IT TRUST

--------------------------------------------------------------------------
General. The Florida IM-IT Trust consists of 9 issues of Securities. Two of the Bonds in the Florida IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Trust) as follows: General Obligation, 2 (21%); Public Building, 2 (18%); Certificate of Participation, 1 (17%); Retail Electric/Gas/Telephone, 1 (17%); Wholesale Electric, 1 (12%); Higher Education, 1 (8%); Health Care, 1 (7%). No Bond issue has received a provisional rating.

Risk Factors. Population. In 1980, Florida was the seventh most populous state in the United States. The State has grown dramatically since then and as of April 1, 1994, ranks fourth with an estimated population of 13.9 million. Florida's attraction, as both a growth and retirement state, has kept net migration fairly steady with an average of 235,600 new residents a year from 1985 through 1994. The U.S. average population increase since 1984 is about 1% annually, while Florida's average annual rate of increase is about 2.3%. Florida continues to be the fastest growing of the eleven largest states. This strong population growth is one reason the State's economy is performing better than the nation as a whole. In addition to attracting senior citizens to Florida as a place for retirement, the State is also recognized as attracting a significant number of working age individuals. Since 1985, the prime working age population (18-44) has grown at an average annual rate of 2.2%. The share of Florida's total working age population (18-59) to total State population is approximately 54%. This share is not expected to change appreciably into the twenty-first century.

Income. The State's personal income has been growing strongly the last several years and has generally outperformed both the United States as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 1970s, the State's economy has diversified so as to provide a broader economic base. As a result, Florida's real per capita personal income has tracked closely with the national average and has tracked above the southeast. From 1985 through 1994, the State's real per capita personal income rose at an average of 5.2% per year, while the national real per capita income increased at an average of 5.1% per year.

Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1994 was 61.5% of total personal income, while a similar figure for the nation was 72.6%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.

The State's per capita personal income in 1994 of $21,677 was slightly below the national average of $21,809 and significantly ahead of that for the southeast United States, which was $19,649. Real personal income in the State is estimated to increase 4.6% in 1995-96 and 3.8% in 1996-97. Real personal income per capita in the State is projected to grow at 2.7% in 1995-96 and 1.9% in 1996-97. The Florida economy appears to be performing in line with the U.S. economy and is expected to experience steady if unspectacular growth.

Employment. Since 1985, the State's population has increased an estimated 26.1%. In the same period, Florida's total non-farm employment has grown by approximately 37.9%. Since 1985, the job creation rate in the State is almost twice that of the nation as a whole. Contributing to the State's rapid rate of growth in employment and income is international trade. Changes to its economy have also contributed to the State's strong performance. The State is now less dependent on employment from construction, construction-related manufacturing, and resource-based manufacturing, which have declined as a proportion of total State employment. The State's private sector employment is 86.4% of total non-farm employment. While the southeast and the nation have a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs tend to be less sensitive to swings in the business cycle. The State has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These types of manufacturing jobs tend to be less cyclical. The State's unemployment rate throughout the 1980's tracked below the nation's. As the State's economic growth has slowed, its unemployment rate has tracked above the national average. The average rate in Florida since 1985 has been 6.3%. The national average is 6.4%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together, the " Organization" ), the State's unemployment rate was 6.6% during 1994. As of November, 1995, the Organization estimates that the unemployment rate will be 5.6% for 1995-96 and 5.7% for 1996-97.

The State's economy is expected to decelerate along with the nation, but is expected to outperform the nation as a whole. Total non-farm employment in Florida is expected to increase 3.2% in 1995-96 and rise 3.0% in 1996-97. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 5.3% in 1995-96, while growing 4.5% in 1996-97. Trade is expected to expand 3.4% in 1996 and 3.0% in 1997. The service sector is now the State's largest employment category.

Construction. The State's economy has in the past been highly dependent on the construction industry and construction-related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980, total contract construction employment as a share of total non-farm employment was just about 7.5%, and in 1994, the share had edged downward to 5.0%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts in 1994 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.0% of the United States' total annual starts, and since 1985 total housing starts have averaged 48,500 a year.

A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid-235,000 range annually throughout the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deductions for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes also contribute to the level of construction activity in the State.

Single and multi-family housing starts in 1995-96 are projected to reach a combined level of 113,200, increasing to 115,100 next year. Lingering recessionary effects on consumers and tight credit are some of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. Total construction expenditures are forecasted to increase 4.0% this year and increase 5.3% next year.

The State has continuously been dependent on the highly cyclical construction and construction-related manufacturing industries. While that dependency has decreased, the State is still somewhat at the mercy of the construction and construction-related manufacturing industries. The construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will continue throughout the 1990s in which case there could be an adverse impact on the State's economy through the loss of construction and construction-related manufacturing jobs. Also, increases in interest rates could significantly adversely impact the financing of new construction within the State, thereby adversely impacting unemployment and other economic factors within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow.

Tourism. Tourism is one of Florida's most important industries. Approximately
39.9 million tourists visited the State in 1993, as reported by the Florida Department of Commerce. In terms of business activities and state tax revenues, tourists in Florida in 1994 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive slightly more by air than by car. The State's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 1.3% this year, and 4.3% next year. Tourist arrivals to Florida by air are expected to decrease by 0.5% this year and increase by 4.6% next year, while arrivals by car are expected to rise 3.2% in 1995-96 and 4.9% in 1996-97. By the end of the State's current fiscal year, 41.1 million domestic and international tourists are expected to have visited the State. In 1995-96, tourist arrivals should approximate 43.2 million.

Revenues and Expenses. Estimated fiscal year 1995-96 General Revenue plus Working Capital and Budget Stabilization funds available to the State total $15,149.12 million, a 2.2% increase over 1994-95. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $14,456.7 million of that is Estimated Revenues (excluding the Andrew impact), which represents an increase of 5.9% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital and Budget Stabilization Fund appropriations at $14,824.09 million, unencumbered reserves at the end of 1995-96 are estimated at $325.1 million. Estimated fiscal year 1996-97 General Revenue plus Working Capital and Budget Stabilization funds available total $15,717.8 million, a 3.8% increase over 1995-96. The $15,717.8 million in Estimated Revenues represents an increase of 5.6% over the previous year's Estimated Revenues.

In fiscal year 1994-95, approximately 66% of the State's total direct revenue to its three operating funds was derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 67%, 7%, 4% and 4%, respectively, of total General Revenue Funds available during fiscal 1994-95. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 32%, and 11%, respectively, of total expenditures from the General Revenue Fund.

The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for such use by the counties, and the municipalities therein. In addition to this distribution, local governments may assess (by referendum) a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other additional taxing powers, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1995, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $10,672 million, an increase of 6.0% over fiscal year 1993-94.

The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $437.3 million in fiscal year ending June 30, 1995. Alcoholic beverage tax receipts increased 1.0% from the previous year's total. The revenues collected from this tax are deposited into the State's General Revenue Fund.

The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1995, receipts from this source were $1,063.5 million, an increase of 1.5% from fiscal year 1993-94.

The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $695.3 million during fiscal year 1994-95, an 11.4% decrease from the previous fiscal year. Beginning in fiscal year 1993-94, 62.63% of these taxes are to be deposited to the General Revenue Fund.

The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1993-94, this amounted to $508.4 million.

The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. The State also imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1994-95, total intangible personal property tax collections were $818.0 million, a 2.1% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

The State's severance tax taxes oil, gas and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $61.2 million during fiscal year 1994-95, up 1.1% from the previous year. Currently, 58% of this amount was transferred to the General Revenue Fund.

The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50.0% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for costs of administering the lottery. Fiscal year 1994-95 lottery ticket sales totalled $2.19 billion, providing education with approximately $853.2 million.

Debt-Balanced Budget Requirement. At the end of fiscal 1994, approximately $6.07 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1994, the State issued about $1.17 billion in principal amount of full faith and credit bonds.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which is then authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Litigation. Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any such matters, individually or in the aggregate, will not have a material adverse affect on the State's financial position.

Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the Florida Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

The State imposes a $295 fee on the issuance of certificates of title for motor vehicles previously titled outside the State. The State has been sued by plaintiffs alleging that this fee violates the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed has granted summary judgment for the plaintiffs and has enjoined further collection of the impact fee and has ordered refunds to all those who have paid the fee since the collection of the fee went into effect. In the State's appeal of the lower court's decision, the Florida Supreme Court ruled that this fee was unconstitutional under the Commerce Clause. Thus, the Supreme Court approved the lower court's order enjoining further collection of the fee and requiring refund of the previously collected fees. The refund exposure of the State has been estimated to be in excess of $88 million.

The State maintains a bond rating of Aa, AA and AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Bonds purchased by the fund will not be adversely affected by any such changes.

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, it has no reason to believe that the information is not correct in all material respects.

Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust units, see "Federal Tax Status" in Part II of this Prospectus.

The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

"Non-Corporate Unitholder" means a Unitholder of the Florida Trust who is an individual not subject to the Florida state income tax on corporations under Chapter 220, Florida Statutes and "Corporate Unitholder" means a Unitholder of the Florida Trust that is a corporation, bank or savings association or other entity subject to Florida state income tax on corporations or franchise tax imposed on banks or savings associations under Chapter 220, Florida Statutes.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Because Florida does not impose an income tax on individuals, Non-Corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to Non-Corporate Unitholders under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy to the extent such income constitutes "non business income" as defined by Chapter 220 or is otherwise allocable to Florida under Chapter 220. Other Corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income" as defined by Chapter 220 and if such income is otherwise allocable to Florida under Chapter 220.

Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangible personal property tax or the Florida sales or use tax.

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Florida law. Ownership of the Units may result in collateral Florida tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

Per Unit Information:                                                                 Semi-
                                                                         Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     53.01  $    53.01
 Less: Estimated Annual Expense per Unit <F2>...................... $      2.21  $     1.71
 Less: Annual Premium on Portfolio Insurance per Unit..............          --          --
 Estimated Net Annual Interest Income per Unit..................... $     50.80  $    51.30
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     50.80  $    51.30
 Divided by 12 and 2, respectively................................. $      4.23  $    25.65
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .14111  $   .14250
Estimated Current Return Based on Public Offering Price <F1><F3>...        5.08%       5.13%
Estimated Long-Term Return <F3>....................................        5.14%       5.19%
Estimated Initial Monthly Distribution (April 1997)................ $      5.07
Estimated Initial Semi-annual Distribution (July 1997).............              $    17.95
Estimated Normal Distribution per Unit <F3>........................ $      4.23  $    25.65


Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Florida IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 January and July

----------

<F1>During the first year the Trustee will reduce its fee by approximately $.16 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $53.17. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.37 and $1.87 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus.

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,550. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,766.

FLORIDA INSURED MUNICIPALS INCOME TRUST
SERIES 112 (IM-IT AND QUALITY MULTI-SERIES 288)
PORTFOLIO As of February 27, 1997
                                                                                                                   Offering
                                                                                                                   Price To
                                                                                                                    Florida
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                             Redemption        IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>         Feature<F3>     Trust<F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     215,000 Dade County Health Facilities Authority (Florida) Hospital
              Revenue Refunding Bonds, Series 1993A (Baptist Hospital of                    2003 @ 101
              Miami Project) MBIA Insured  #5.25% Due 5/15/2021.............            AAA 2014 @ 100 S.F.    $     204,248
      450,000 Florida Board of Education, Capital Outlay Public Education
              General Obligation Bonds, Series F (FGIC Insured)  #5.50% Due                 2006 @ 101
              6/1/2026......................................................            AAA 2021 @ 100 S.F.          442,602
      250,000 Volusia County, Florida, Educational Facilities Authority,
              Revenue Bonds (Stetson University, Inc. Project) Series 1996A                 2006 @ 102
                (MBIA Insured)  #5.50% Due 6/1/2026##.......................            AAA 2018 @ 100 S.F.          246,238
      500,000 Dade County, Florida, School Board Certificates of
              Participation, Series B (AMBAC Indemnity Insured)  #5.60% Due                 2006 @ 101
              8/1/2026......................................................            AAA 2020 @ 100 S.F.          494,835
       50,000 Dade County, Florida, Professional Sports Franchise
              Facilities, Tax Revenue Capital Appreciation Bonds (MBIA
              Insured)  #0.00% Due 10/1/2026................................            AAA                            9,399 <F6>
      375,000 Florida Municipal Power Agency, Revenue Refunding Bonds
              (Stanton II Project) Series 1993 (AMBAC Indemnity Insured)                    2003 @ 100
              #4.50% Due 10/1/2027..........................................            AAA 2017 @ 100 S.F.          312,052
      200,000 Tampa, Florida, Occupational License Unlimited Tax-General
              Obligation Bonds, Series 1996B (FGIC Insured)  #5.50% Due                     2006 @ 102
              10/1/2027.....................................................            AAA 2019 @ 100 S.F.          196,644
      500,000 Broward County, Florida, Professional Sports Facilities, Tax
              Revenue Bonds, Civic Arena Project (MBIA Insured)  #5.625%                    2006 @ 101
              Due 9/1/2028..................................................            AAA 2022 @ 100 S.F.          497,035
      500,000 City of Lakeland, Florida, Electric and Water Revenue Bonds,                  2006 @ 102
              Series 1996 (MBIA Insured)  #5.625% Due 10/1/2036.............            AAA 2027 @ 100 S.F.          492,755
$   3,040,000                                                                                                  $   2,895,808
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



MICHIGAN IM-IT TRUST

--------------------------------------------------------------------------
General. The Michigan IM-IT Trust consists of 8 issues of Securities. Five of the Bonds in the Michigan IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Michigan IM-IT Trust) as follows: General Obligation, 5 (52%); Health Care, 1 (16%); Higher Education, 1 (16%) and Other Care, 1 (16%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990, durable goods manufacturing still represents a sizable portion of the State's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy of the State and on the revenues of the State and some of its local governmental units.

In July 1995, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aa" . In October 1989, Standard & Poor's raised its rating on the State's general obligation bonds to "AA" .

The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe. In addition, as described in the State's comprehensive annual financial report on file with the Nationally Recognized Municipal Securities Information Repositories, the State is party to a number of lawsuits and legal actions, some of which, if determined adversely to the State, could have a materially adverse impact on the State's finances.

In recent years, the State has reported its financial results in accordance with generally accepted accounting principles. For the fiscal year ended September 30, 1991, the State reported a negative year-end balance in the General Fund/School Aid Fund of $310.4 million and $169.4 million, respectively. The State ended each of the 1992, 1993, 1994 and 1995 fiscal years with its General Fund/School Aid Fund in balance, after having made substantial transfers to the Budget Stabilization Fund in 1993, 1994 and 1995. In the 1991 through 1993 fiscal years, the State experienced deteriorating cash balances which necessitated short-term borrowing and the deferral of certain scheduled cash payments. The State did not borrow for cash flow purposes in 1994, but borrowed $500 million on March 9, 1995, which was repaid on September 29, 1995 and $900 million on February 20, 1996, with a maturity date of September 30, 1996. The State's Budget Stabilization Fund received transfers of $283 million in 1993, $464 million in 1994 and $320 million in 1995, bringing the balance in the Budget Stabilization Fund, after making certain transfers out, to $988 million at September 30, 1995.

The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceeds the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers.

On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues, some of which is provided from other new or increased State taxes. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

In addition, the State Legislature recently adopted a package of state tax cuts, including a phase out of the intangibles tax, an increase in exemption amounts for personal income tax, and reductions in single business tax.

Although all or most of the Bonds in the Michigan IM-IT Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, the State reduced revenue sharing payments to municipalities below that level provided under formulas by $10.9 million in the 1991 fiscal year, up $34.4 million in the 1992 fiscal year, $45.5 million in the 1993 fiscal year, $54.5 million in the 1994 fiscal year, and $67.0 million (budgeted) in the 1995 fiscal year.

The Michigan IM-IT Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978 with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their ability to raise funds for operation and debt service requirements.

Tax Status. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Fund for Michigan tax matters, under existing Michigan law:

The Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Holders of Units.

Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.

For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

Under the Michigan Intangibles Tax, the Michigan IM-IT Trust is not taxable and the pro rata ownership of the underlying Bonds, as well as the interest thereon, will be exempt to the Unitholders to the extent the Michigan IM-IT Trust consists of obligations of the State of Michigan or its political subdivisions or municipalities, or of obligations of possessions of the United States. The Intangibles Tax is being phased out, with reductions of twenty-five percent (25%) in 1994 and 1995, fifty percent (50%) in 1996, and seventy-five percent (75%) in 1997, with total repeal effective January 1, 1998.

The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity" , as defined in the Act. Under the Single Business
Tax, both interest received by the Michigan IM-IT Trust on the underlying Bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law.

Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of Bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

As the Tax Reform Act of 1986 eliminates the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a Bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.


Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     52.70  $    52.70
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.40  $     1.96
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     50.30  $    50.74
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     50.30  $    50.74
 Divided by 12 and 2, respectively............................. $      4.19  $    25.37
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13973  $   .14096
Estimated Current Return Based on Public Offering Price <F2>...        5.03%       5.07%
Estimated Long-Term Return <F2>................................        5.09%       5.13%
Estimated Initial Monthly Distribution (April 1997)............ $      5.03
Estimated Initial Semi-annual Distribution (July 1997).........              $    17.76
Estimated Normal Distribution per Unit <F2>.................... $      4.19  $    25.37


Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Michigan IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July
----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,607. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,867.


MICHIGAN INSURED MUNICIPALS INCOME TRUST
SERIES 143 (IM-IT AND QUALITY MULTI-SERIES 288)
PORTFOLIO As of February 27, 1997
                                                                                                                   Offering
                                                                                                                   Price To
                                                                                                                   Michigan
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                            Redemption         IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>             Rating<F2>        Feature<F3>    Trust<F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     150,000 Romulus Community School District, Wayne County, Michigan,
              General Obligation Refunding Bonds, Series 1993   (FGIC
              Insured)  #0.00% Due 5/1/2020.................................            AAA                    $      40,959 <F6>
      500,000 Flat Rock, Michigan, Community School District, General                       2004 @ 101
              Obligation Bonds (MBIA Insured)  #5.25% Due 5/1/2021..........            AAA 2019 @ 100 S.F.          476,270
      500,000 Armada Area Schools, Counties of Macomb and St. Clair,
              Michigan, 1997 School Building and Site Bonds (General                        2007 @ 100
              Obligation-Unlimited Tax) FSA Insured  #5.625% Due 5/1/2022...            AAA 2018 @ 100 S.F.          499,600
      250,000 Walled Lake Consolidated School District, County of Oakland,
              Michigan, 1996 School Building and Site and Refunding Bonds
              (General Obligation-Unlimited Tax) MBIA Insured  #5.50% Due                   2007 @ 100
              5/1/2022......................................................            AAA 2017 @ 100 S.F.          246,225
      250,000 Anchor Bay School District, Counties of Macomb and St. Clair,
              Michigan, 1996 School Building and Site General
              Obligation-Unlimited Tax Bonds (MBIA Insured)  #5.50% Due                     2007 @ 100
              5/1/2026......................................................            AAA 2019 @ 100 S.F.          245,898
      500,000 Michigan Hospital Finance Authority, Revenue Bonds, Mercy
              Health Service, Series R (AMBAC Indemnity Insured)  #5.375%                   2006 @ 101
              Due 8/15/2026.................................................            AAA 2017 @ 100 S.F.          479,420
      500,000 Michigan Hospital Finance Authority, Hospital Revenue Bonds
              (Sparrow Obligated Group) Series 1996 (MBIA Insured)  5.90%                   2006 @ 102
              Due 11/15/2026................................................            AAA 2017 @ 100 S.F.          510,900
      500,000 Board of Regents of Eastern Michigan University, General                      2006 @ 101
              Revenue Bonds, Series 1997 (FGIC Insured)  #5.50% Due 6/1/2027            AAA 2018 @ 100 S.F.          491,635
$   3,150,000                                                                                                  $   2,990,907
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".


OHIO IM-IT TRUST

--------------------------------------------------------------------------
General. The Ohio IM-IT Trust consists of 9 issues of Securities. Two of the Bonds in the Ohio IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Ohio IM-IT Trust) as follows: Health Care, 3 (36%); Transportation, 2 (33%); Higher Education, 1 (17%); General Obligation, 2 (12%) and Water and Sewer, 1 (2%). No Bond issue has received a provisional rating.

Risk Factors. As described above, the Ohio IM-IT will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions ("Ohio Obligations" ). The Ohio IM-IT is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to " conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

Generally, creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations. There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio IM-IT or other parties. Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

Ohio is the seventh most populous state. The 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1995 is 11,157,000.

While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 16% of total employment in agribusiness.

In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, for the last six years the State rates were below the national rates (4.8% versus 5.6% in 1995). The unemployment rate and its effects vary among geographic areas of the State.

There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio IM-IT portfolio or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year ("FY" ) or fiscal biennium in a deficit position. Most
State operations are financed through the General Revenue Fund ("GRF"
), for which personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

Key biennium ending fund balances at June 30, 1989 were $475.1 million in the GRF and $353 million in the Budget Stabilization Fund ("BSF" , a cash and budgetary management fund). June 30, 1991 ending fund balances were $135.3 million (GRF) and $300 million (BSF).

The next biennium, 1992-1993, presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transferred from the BSF to the GRF in FY 1992.

Based on updated results and forecasts in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance, and additional amounts from certain other funds were transferred late in the FY to the GRF, and adjustments made in the timing of certain tax payments.

A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to BSF replenishment, $21 million was deposited in the BSF.

None of the spending reductions were applied to appropriations needed for debt service or lease rentals relating to any State obligations.

The 1994-1995 biennium presented a more affirmative financial picture. Based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million was transferred into the BSF (which had an October 7, 1996 balance of over $828 million).

The GRF appropriations act for the 1996-97 biennium was passed on June 28, 1995 and promptly signed (after selective vetoes) by the Governor. All necessary GRF appropriations for State debt service and lease rental payments then projected for the biennium were included in that act. In accordance with the appropriations act, the significant June 30, 1995 GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million, was transferred to the BSF and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection or defend the State in war.)

By 14 constitutional amendments, approved from 1921 to date (the latest adopted in 1995), Ohio voters authorized the incurrence of State debt and the pledge to taxes or excises to its payment. At January 22, 1997, $958 million (excluding certain highway bonds payable primarily from highway use receipts) of this debt was outstanding. The only such State debt at that date still authorized to be incurred were portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($34.9 million outstanding);
(b) $240 million of obligations previously authorized for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year ($879 million outstanding); and (c) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($44.2 million outstanding, with no more than $50 million to be issued in any one year).

The Electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorizing additional highway bonds (expected to be payable primarily from highway use receipts). The latter supersedes the prior $500 million outstanding authorization, and authorizes not more that $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $4.6 billion of which were outstanding or sold and awaiting delivery at January 22, 1997.

A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State's full faith and credit).

A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded especially from program revenues.)

State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

Local school districts in Ohio receive a major portion (state-wide aggregate approximately 44% in recent years) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 117 districts from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, is pending questioning the constitutionality of Ohio's system of school funding. The trial court concluded that aspects of the system (including basic operating assistance) are unconstitutional and ordered the State to provide for and fund a system complying with the Ohio Constitution. The State appealed and a court of appeals reversed the trial court's findings for plaintiff districts. The case is now pending on appeal in the Ohio Supreme Court. A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A current program provides for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $94.5 million for 27 districts (including $75 million for one) in FY 1993, and $41.1 million for 28 districts in FY 1994, $71.1 million for 29 districts in FY 1995 (including $29.5 million for one), and $87.2 million for 20 districts in FY 1996 (including $42.1 million for one).

Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State.

For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. Since inception for municipalities in 1979, these procedures have been applied to 24 cities and villages; for 19 of them the fiscal situation was resolved and the procedures terminated. As of January 22, 1997, the 1996 school district " fiscal emergency" provision has been applied to two districts and five districts have been placed on preliminary "fiscal watch" status.

At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation" ). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

Tax Status. For a discussion of the Federal tax status of income earned on Ohio IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

Commencing in 1985, Ohio municipalities may be permitted under Ohio law to subject interest on certain of the obligations held by the Ohio IM-IT Trust to income taxes imposed on their residents and entities doing business therein.

In the opinion of Squire, Sanders & Dempsey, special counsel to the Fund for Ohio tax matters, under existing law:

The Ohio IM-IT Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, school district income taxes in Ohio, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

Distributions with respect to Units of the Ohio IM-IT Trust ("
Distributions" ) will be treated as the income of the Unitholders for purposes of the Ohio personal income tax, and school district and municipal income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

Distributions properly attributable to interest on obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations" ), or by the governments of Puerto Rico, the Virgin Islands or Guam ("Territorial Obligations" ) held by the Trust are exempt from the Ohio personal income tax, school district and municipal income taxes, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

Distributions properly attributable to proceeds of insurance paid to the Ohio IM-IT Trust that represent maturing or matured interest on defaulted obligations held by the Ohio IM-IT Trust and that are excluded from gross income for federal income tax purposes will be exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

Distributions of profit made on the sale, exchange or other disposition by the Ohio IM-IT Trust of Ohio Obligations including distributions of "capital gain dividends" as defined in Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax.

Per Unit Information:                                                             Semi-
                                                                    Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     52.40  $    52.40
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.36  $     1.90
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     50.04  $    50.50
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     50.04  $    50.50
 Divided by 12 and 2, respectively............................. $      4.17  $    25.25
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13899  $   .14027
Estimated Current Return Based on Public Offering Price <F2>...        5.00%       5.05%
Estimated Long-Term Return <F2>................................        5.01%       5.06%
Estimated Initial Monthly Distribution (April 1997)............ $      5.00
Estimated Initial Semi-annual Distribution (July 1997).........              $    17.67
Estimated Normal Distribution per Unit <F2>.................... $      4.17  $    25.25


Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Ohio IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,545. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,757.

OHIO INSURED MUNICIPALS INCOME TRUST
SERIES 106 (IM-IT AND QUALITY MULTI-SERIES 288)
PORTFOLIO As of February 27, 1997

                                                                                                                    Offering
                                                                                                                    Price To
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                            Redemption    Ohio  IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>             Rating<F2>        Feature<F3>     Trust<F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$      75,000 City of Huber Heights, Ohio, Water System Revenue Bonds,
              Series 1995 (MBIA Insured)  #0.00% Due 12/1/2021..............            AAA                    $      18,742<F6>
      100,000 City of North Olmsted, Ohio, General Obligation (Limited Tax)
              Various Purpose Improvement Bonds, Series 1996 (AMBAC                         2007 @ 101
              Indemnity Insured)  #5.00% Due 12/1/2021......................            AAA 2017 @ 100 S.F.           93,138
      500,000 City of Cleveland, Ohio, Parking Facilities Refunding Revenue                 2006 @ 102
              Bonds, Series 1996 (MBIA Insured)  #5.50% Due 9/15/2022.......            AAA 2017 @ 100 S.F.          495,735
      105,000 County of Lucas, Ohio, Hospital Improvement and Refunding
              Revenue Bonds, Series 1993 (The Toledo Hospital)   MBIA                       2003 @ 102
              Insured  #5.00% Due 11/15/2022................................            AAA 2016 @ 100 S.F.           96,986
      250,000 Anthony Wayne, Ohio, Local School District, General
              Obligation-Unlimited Tax Bonds (FGIC Insured)  #5.75% Due                     2005 @ 101
              12/1/2024.....................................................            AAA 2019 @ 100 S.F.          254,010
      500,000 County of Cuyahoga, Ohio, Hospital Improvement and Refunding
              Revenue Bonds (University Hospitals Health System, Inc.                       2006 @ 102
              Project) Series 1996A (MBIA Insured)  #5.625% Due 1/15/2026...            AAA 2022 @ 100 S.F.          503,465
      500,000 Ohio, Turnpike Revenue Bonds, Series 1996A (MBIA Insured)                     2006 @ 102
              #5.50% Due 2/15/2026..........................................            AAA 2018 @ 100 S.F.          496,770
      500,000 Cuyahoga County, Ohio, Hospital Revenue Refunding and
              Improvement Bonds, Metro Health System (MBIA Insured)  #5.50%                 2007 @ 102
              Due 2/15/2027.................................................            AAA 2018 @ 100 S.F.          495,260
      500,000 Kent State University (A University of Ohio) General Receipts                 2006 @ 102
              Revenue Bonds, Series 1996 (MBIA Insured)  #5.50% Due 5/1/2028            AAA 2018 @ 100 S.F.          499,715
$   3,030,000                                                                                                  $   2,953,821
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".


VIRGINIA QUALITY TRUST

--------------------------------------------------------------------------
General. The Virginia Quality Trust consists of 8 issues of Securities. None of the Bonds in the Virginia Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Virginia Quality Trust) as follows: Water and Sewer, 3 (30%); Health Care, 2 (29%); Airport, 1 (16%); Other Care, 1 (17%) and Public Building, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (Federal, state and local). The Federal government is a major employer in Virginia due to the heavy concentration of Federal employees in the metropolitan Washington, D.C. segment of northern Virginia and the military employment in the Hampton Roads area, which houses the nation's largest concentration of military installations, although civilian defense employment has been adversely affected by the retrenchment of the military sector and is likely to decrease further.

Economic growth continued in fiscal year 1995, mimicking neither the boom of the late 1980's nor the 1990-1991 recession. Personal income continued to rise in real terms during the first three quarters of the fiscal year but only at
1.1 percent in the first quarter of calendar year 1995. Employment continued to give brighter news and unemployment dropped to 4.7 percent compared to the national rate of 5.7 percent. While recent decisions by large private firms to locate or expand in Virginia provide encouragement, additional company downsizings and defense cutbacks have now been joined by the prospect of major cuts in federal employment as threats to the Commonwealth's economic health.

Year-to-year percentage changes in the Commonwealth personal income generally parallel those at the national level. Virginia's per capita personal income of $22,501 for 1994 was 104 percent of national per capita income. In comparison with the South Atlantic region, Virginia's real per capita income was 106 percent in 1993 and 1994.

Virginia's nonagricultural employment figure has also generally followed the national economy. For fiscal year 1994 Virginia's nonagricultural employment rose 2.3 percent, as did U.S. employment. Total nonagricultural employment for Virginia in June 1995 was a record high. During the period 1988-1990, the Commonwealth substantially outpaced the nation in growth of nonagricultural employment; however, the trend lines for both have been nearly parallel since 1990. For the period 1985-1990, the Commonwealth went ahead of the South Atlantic region, but was hit harder by the recession in 1990 and the defense adjustment. Since then, the region has outperformed the Commonwealth.

The unemployment picture brightened in Virginia in fiscal year 1995. For the first 10 months of 1994, Virginia's unemployment rate of 5 percent was 21 percent below the national average of 6.3 percent. Virginia's unemployment rate has typically been one of the lowest in the nation, largely as a result of the balance found in Virginia's economy, and has remained consistently below the national rate. Rates of unemployment in excess of 9 percent were found in southwest Virginia where mining jobs have been lost and the lowest unemployment rates were seen in the Northern Virginia, Charlottesville and Richmond areas at under 4 percent.

Employment trends in Virginia have varied from sector to sector and from region to region. The growth patterns were similar to those in fiscal year 1994. This past fiscal year's growth was led by a 6.3 percent employment jump in the construction sector and 5.4 percent in services. Federal civilian employment slipped 2.3 percent, the result of continued defense cutbacks and an effort to downsize. The drop in mining accelerated to 9.8 percent from a
7.7 percent drop in the previous year. Manufacturing has lost 25,100 jobs during the five-year period beginning in 1991, emphasizing dramatic evidence of the shift to a service economy from a goods-providing economy. Employment trends also varied among regions. All of the Commonwealth's metropolitan statistical areas showed increased employment from fiscal year 1994 to fiscal year 1995, ranging from .7 percent to 4.3 percent, with most employment increases being experienced in metropolitan areas.

While Virginia has nearly completed an economic recovery from the 1990-91 recession, its period of eclipsing national and South Atlantic regional economic outcomes may be over. In both measures of income and particularly of employment of the South Atlantic region seems to be gaining. Virginia continues to lead the U.S. as a whole in per capita income but no longer exceeds the nation in year-to-year changes income and level of employment. The implementation of announced defense cutbacks, the duration of the period of economic growth, and the impact of potential cuts in federal spending are continuing sources of concern. Dependence of Virginia's international trade upon tobacco exports is worrisome for the long term. Growing interest in Virginia by major corporations as a site for new facilities is the brightest hope for the future of the state economy.

The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1995, fiscal year, the General Fund had an ending fund balance computed on a budgetary cash basis of $350.7 million, of which $151.6 million was in required reserves. Approximately $199.1 million thereof was designated for expenditure during the next fiscal year, leaving no undesignated, unreserved fund balance. This is the first year since fiscal year 1991 that there has not been an undesignated fund balance. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1995, was $(86.4) million, compared with a General Fund balance at the end of the fiscal year ended June 30, 1994, of $185.3 million. The fiscal year deficit in the General Fund when measured on the GAAP basis of accounting is the result of a settlement and subsequent ruling by the Virginia Supreme Court in the case of Harper v. Department of Taxation relating to the tax treatment of federal retiree's benefits.

As of June 30, 1995, total debt of the Commonwealth aggregated $9.3 billion. Of that amount, $2.7 billion was tax-supported. Outstanding general obligation debt backed by the full faith and credit of the Commonwealth was $963 million at June 30, 1995. Of that amount, $524 million was also secured by revenue producing capital projects.

The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1995 would permit an additional total of approximately $6 billion of bonds secured by revenue-producing projects and approximately $6.1 billion of unsecured general obligation bonds, with not more than approximately $1 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a state-wide election.

The Commonwealth of Virginia maintains a "triple A" rating from Standard & Poor's, Moody's and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurance that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

Tax Status. For a discussion of the Federal tax status of income earned on Virginia Quality Trust Units see "Federal Tax Status" in Part II of this Prospectus.

The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia ("Virginia" ) or counties, municipalities, authorities or political subdivisions thereof (the "
Bonds" ).

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Virginia that is applicable to individuals and corporations (the "Virginia Income Tax" ). The opinion set forth below does not address the taxation of persons other than full time residents of Virginia.

In the opinion of Chapman and Cutler, special counsel to the Fund for Virginia tax matters, under existing law as of the date of this prospectus and based upon the assumptions set forth above:

The Virginia Quality Trust is not an association taxable as a corporation for purposes of the Virginia Income Tax and each Unitholder of the Trust will be treated as the owner of a pro rata portion of each of the assets held by the Trust and the income of such portion of the Virginia Quality Trust will be treated as income of the Unitholder for purposes of the Virginia Income Tax.

Income on the Bonds which is exempt from Virginia Income Tax when received by the Virginia Quality Trust, and which would be exempt from Virginia Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Trust and distributed to such Unitholder.

Each Unitholder will recognize gain or loss for purposes of the Virginia Income Tax if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes, except as described in this paragraph. Virginia has by law provided that all income from certain tax-exempt obligations issued under the laws of Virginia, including any profits made from the sale of such Bonds, shall be exempt from all taxation by Virginia. Although we express no opinion, the Virginia Department of Taxation has indicated that the gain on the sale of such tax-exempt obligations, recognized for federal income tax purposes, would not be subject to Virginia income taxation. Accordingly, any such gain relating to the disposition of any Bond that would not be subject to Virginia Income Tax if the Bond was held directly by a Unitholder will retain its tax-exempt status for purposes of the Virginia Income Tax when the Bond is disposed of by the Virginia Quality Trust or when the Unitholder is deemed to have disposed of his pro rata portion of such Bond upon the disposition of his Unit, provided that such gain can be determined with reasonable certainty and substantiated.

The Virginia Income Tax does not permit a deduction of interest paid on indebtedness incurred or continued to purchase or carry Units in the Virginia Quality Trust to the extent that interest income related to the ownership of Units is exempt from the Virginia Income Tax.

In the case of Unitholders subject to the Virginia Bank Franchise Tax, the income derived by such a Unitholder from his pro rata portion of the Bonds held by the Virginia Quality Trust may affect the determination of such Unitholder's Bank Franchise Tax. Prospective investors subject to the Virginia Bank Franchise Tax should consult their tax advisors. Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of Virginia law. Ownership of the Units may result in collateral Virginia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.


Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     52.96  $    52.96
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.36  $     1.92
 Estimated Net Annual Interest Income per Unit................. $     50.60  $    51.04
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     50.60  $    51.04
 Divided by 12 and 2, respectively............................. $      4.21  $    25.52
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .14056  $   .14179
Estimated Current Return Based on Public Offering Price <F2>...        5.06%       5.10%
Estimated Long-Term Return <F2>................................        5.05%       5.10%
Estimated Initial Monthly Distribution (April 1997)............ $      5.06
Estimated Initial Semi-annual Distribution (May 1997)..........              $     9.35
Estimated Normal Distribution per Unit <F2>.................... $      4.21  $    25.52


Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Virginia Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                May and November

----------

<F1>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,540. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,748.


VIRGINIA INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 76 (IM-IT AND QUALITY MULTI-SERIES 288)
PORTFOLIO As of February 27, 1997

                                                                                    Rating<F2>                        Offering
                                                                                                                      Price To
                                                                                    Standard                          Virginia
 Aggregate        Name of Issuer, Title, Interest Rate and Maturity Date of either  & Poor's      Redemption          Quality
 Principal<F1>    Bonds Deposited or  Bonds Contracted for<F1><F5>                  Moody's       Feature<F3>         Trust<F4>
----------------- ----------------------------------------------------------------- ------------- ------------------ --------------
$         370,000 Norfolk, Virginia, Industrial Development Authority, Revenue
                  Refunding Hospital Bonds, Sentara Hospitals, Series A  5.50% Due                2004 @ 102
                  11/1/2017........................................................     AA    Aa2 2016 @ 100 S.F.    $      364,173
          250,000 Virginia Resources Authority, Water and Sewer System Revenue
                  Refunding Bonds (Campbell Utility and Service Company) Series                   2003 @ 102
                  1993B  #5.125% Due 10/1/2019.....................................     AA    N/R 2014 @ 100 S.F.           236,125
          250,000 Hampton Roads, Virginia, Regional Jail Authority, Regional Jail
                  Facilities Revenue Bonds, Series A (MBIA Insured)  #5.50% Due                   2006 @ 102
                  7/1/2024.........................................................    AAA    Aaa 2017 @ 100 S.F.           247,125
          500,000 Roanoke Industrial Development Authority, Virginia, Hospital
                  Revenue Refunding Bonds (Roanoke Memorial Hospitals Project)                    2003 @ 102
                  Series A   (MBIA Insured)  #5.00% Due 7/1/2024...................    AAA    Aaa 2010 @ 100 S.F.           456,185
          500,000 Capital Region Airport Commission (Virginia) Richmond
                  International Airport Projects, Airport Revenue Bonds, Series                   2005 @ 102
                  1995A (AMBAC Indemnity Insured)  #5.625% Due 7/1/2025............    AAA    Aaa 2021 @ 100 S.F.           500,700
          400,000 Upper Occoquen Sewer Authority, Virginia, Regional Sewer Revenue                2006 @ 102
                  Bonds, Series A (MBIA Insured)  #5.00% Due 7/1/2025..............    AAA    Aaa 2021 @ 100 S.F.           369,728
          500,000 Chesterfield County, Virginia, Health Center Commission Mortgage
                  Revenue Bonds (GNMA-Lucy Corr Nursing Home Project)  5.95% Due                  2006 @ 102
                  12/1/2026........................................................    AAA    N/R 2022 @ 100 S.F.           511,355
          250,000 Loudoun County, Virginia, Sanitation Authority, Water and Sewer
                  System Revenue Bonds, Refunding Series 1996 (FGIC Insured)                      2007 @ 102
                  #5.125% Due 1/1/2030.............................................    AAA    Aaa 2027 @ 100 S.F.           234,190
$       3,020,000                                                                                                    $    2,919,581
=================                                                                                                    ==============

----------
For an explanation of the footnotes used on this page, see "Notes to Portfolios".

As of the Date of Deposit: February 27, 1997

--------------------------------------------------------------------------
(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from February 18, 1997 to February 26, 1997. These Securities have expected settlement dates ranging from February 27, 1997 to March 17, 1997 (see " Unitholder Explanations--Settlement of Bonds in the Trusts" in Part II of this Prospectus).


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. The ratings represent the latest published ratings by the respective rating agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective rating agency. "Y" indicates that such rating is contingent upon physical receipt by the respective rating agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Description of Ratings" in Part II of this Prospectus.

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. For a general discussion of certain of these events, see "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Federal Tax Status" in Part II of this Prospectus.

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:


                                                         Annual
                    Annual                    Profit     Interest    Bid Side
                    Insurance   Cost to       (Loss) to  Income to   Evaluation
Trust               Cost        Sponsor       Sponsor    Trust       of  Bonds
                    ----------- ------------- ---------- ----------- -------------
California IM-IT... $--         $   2,864,715 $   17,778 $   161,100 $   2,859,993
Florida IM-IT...... $--         $   2,881,861 $   13,947 $   161,913 $   2,873,195
Michigan IM-IT..... $--         $   2,975,212 $   15,695 $   165,750 $   2,967,844
Ohio IM-IT......... $--         $   2,938,152 $   15,669 $   162,750 $   2,931,377
Virginia Quality... $--         $   2,901,966 $   17,615 $   162,600 $   2,896,931

The Bonds in the Insured Trusts are insured as follows:


                    Bonds insured           Bonds insured
                    under AMBAC             under Financial
Trust               Indemnity               Guaranty                Preinsured    Total
                    portfolio insurance     portfolio insurance     Bonds
                    ----------------------- ----------------------- ------------- --------
California IM-IT...                      --                      -- 100%          100%
Florida IM-IT......                      --                      -- 100%          100%
Michigan IM-IT.....                      --                      -- 100%          100%
Ohio IM-IT.........                      --                      -- 100%          100%


The breakdown of the Preinsured Bond Insurers is as follows: California IM-IT Trust-- AMBAC Indemnity 33%, Financial Guaranty 17%, MBIA 50%; Florida IM-IT Trust-- AMBAC Indemnity 29%, Financial Guaranty 21%, MBIA 50%; Michigan IM-IT Trust-- AMBAC Indemnity 16%, Financial Guaranty 21%, MBIA 47%, FSA 16%; Ohio IM-IT Trust-- AMBAC Indemnity 3%, Financial Guaranty 8%, MBIA 89%.


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Trusts. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Securities marked by a double pound symbol (##) following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:


                    Percent of
                    Aggregate Principal    Range of Days Subsequent to
Trust               Amount                 First Settlement Date
                    ---------------------- -------------------------------
California IM-IT...                     --                              --
Florida IM-IT......                     8%                         13 days
Michigan IM-IT.....                     --                              --
Ohio IM-IT.........                     --                              --
Virginia Quality...                     --                              --

On the Date of Deposit, the offering side evaluations of the Securities in the California IM-IT, Florida IM-IT, Michigan IM-IT, Ohio IM-IT and Virginia Quality Trusts were higher than the bid side evaluations of such Securities by 0.75%, 0.74%, 0.73%, 0.74% and 0.75%, respectively, of the aggregate principal amounts of such Securities.

"#" prior to the coupon rate indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Part II of this Prospectus.

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 2%, 5% and 2% of the aggregate principal amount of the Securities in the Florida IM-IT Trust, Michigan IM-IT Trust and Ohio IM-IT Trust, respectively, are "zero coupon" bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus for a discussion of zero coupon bonds.




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 288 (California IM-IT, Florida IM-IT, Michigan IM-IT, Ohio IM-IT and Virginia Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 288 (California IM-IT, Florida IM-IT, Michigan IM-IT, Ohio IM-IT and Virginia Quality Trusts) as of February 27, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 288 (California IM-IT, Florida IM-IT, Michigan IM-IT, Ohio IM-IT and Virginia Quality Trusts) as of February 27, 1997, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP
Chicago, Illinois

February 27, 1997


INSURED MUNICIPALS INCOME TRUST and
 INVESTORS' QUALITY TAX-EXEMPT TRUST,
 MULTI-SERIES 288
 Statements of Condition
 As of February 27, 1997
                                                               California       Florida      Michigan
INVESTMENT IN SECURITIES                                            IM-IT         IM-IT         IM-IT
                                                                    Trust         Trust         Trust
                                                            ------------- ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   2,882,493 $   2,895,808 $   2,990,907
Accrued interest to the First Settlement Date <F1><F3>.....        33,074        53,324        38,397
                                                            ------------- ------------- -------------
Total...................................................... $   2,915,567 $   2,949,132 $   3,029,304
                                                            ============= ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $      33,074 $      53,324 $      38,397
Interest of Unitholders--
Cost to investors <F4>.....................................     3,031,000     3,045,000     3,145,000
Less: Gross underwriting commission <F4>...................       148,507       149,192       154,093
                                                            ------------- ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     2,882,493     2,895,808     2,990,907
                                                            ------------- ------------- -------------
Total...................................................... $   2,915,567 $   2,949,132 $   3,029,304
                                                            ============= ============= =============
==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
                          ------------- ------------- ------------- ----------------
California IM-IT Trust... $   2,912,729 $   3,000,000 $   2,882,493 $         30,236
Florida IM-IT Trust...... $   2,947,578 $   3,040,000 $   2,895,808 $         51,770
Michigan IM-IT Trust..... $   3,026,316 $   3,150,000 $   2,990,907 $         35,409

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained by such Trusts, by a prior owner of such Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying
Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The Trustee will advance to the Trust the amount of net interest accrued to
March 4, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.


<F4>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100
Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.



INSURED MUNICIPALS INCOME TRUST and
 INVESTORS' QUALITY TAX-EXEMPT TRUST,
 MULTI-SERIES 288
 Statements of Condition (Continued)
 As of February 27, 1997
                                                                     Ohio      Virginia
INVESTMENT IN SECURITIES                                            IM-IT       Quality
                                                                    Trust         Trust
                                                            ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   2,953,821 $   2,919,581
Accrued interest to the First Settlement Date <F1><F3>.....        39,215        38,597
                                                            ------------- -------------
Total...................................................... $   2,993,036 $   2,958,178
                                                            ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $      39,215 $      38,597
Interest of Unitholders--
Cost to investors <F4>.....................................     3,106,000     3,070,000
Less: Gross underwriting commission <F4>...................       152,179       150,419
                                                            ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     2,953,821     2,919,581
                                                            ------------- -------------
Total...................................................... $   2,993,036 $   2,958,178
                                                            ============= =============
==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
                          ------------- ------------- ------------- ----------------
Ohio IM-IT Trust......... $   2,989,911 $   3,030,000 $   2,953,821 $         36,090
Virginia Quality Trust... $   2,955,107 $   3,020,000 $   2,919,581 $         35,526

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained by such Trusts, by a prior owner of such Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying
Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The Trustee will advance to the Trust the amount of net interest accrued to
March 4, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

<F4>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100
Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.



EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

--------------------------------------------------------------------------
As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1997. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $121,200. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See " Federal Tax Status" in Part II of this Prospectus for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.


CALIFORNIA

Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          --------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return Bracket*      5%        5 1/2%      6%       6 1/2%       7%       7 1/2%       8%
 ------------------  ------------------ --------
                                                                     Equivalent Taxable Estimated Current Return
--------------------------------------- -------  --------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     20.1%    6.26%        6.88%    7.51%        8.14%    8.76%        9.39%   10.01%
      24.65 - 59.75       41.20 - 99.60    34.7     7.66         8.42     9.19         9.95    10.72        11.49    12.25
     59.75 - 124.65      99.60 - 151.75    37.4     7.99         8.79     9.58        10.38    11.18        11.98    12.78
    124.65 - 271.05     151.75 - 271.05      42     8.62         9.48    10.34        11.21    12.07        12.93    13.79
        Over 271.05         Over 271.05    45.2     9.12        10.04    10.95        11.86    12.77        13.69    14.60


* The State tax brackets are those for 1996. The 1997 brackets will be adjusted to take into account changes in the California Consumer Price Index. These adjustments have not yet been released.


FLORIDA


Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return Bracket*      5%        5 1/2%      6%       6 1/2%       7%       7 1/2%       8%
 ------------------  ------------------ --------
                                                                     Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20       15%    5.88%        6.47%   7.06%        7.65%    8.24%        8.82%    9.41%
      24.65 - 59.75       41.20 - 99.60      28     6.94         7.64    8.33         9.03     9.72        10.42    11.11
     59.75 - 124.65      99.60 - 151.75      31     7.25         7.97    8.70         9.42    10.14        10.87    11.59
    124.65 - 271.05     151.75 - 271.05      36     7.81         8.59    9.38        10.16    10.94        11.72    12.50
        Over 271.05         Over 271.05    39.6     8.28         9.11    9.93        10.76    11.59        12.42    13.25


----------
* The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in this combined rate because it is generally based on property value rather than income.


MICHIGAN

Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return Bracket*      5%        5 1/2%      6%       6 1/2%       7%       7 1/2%       8%
 ------------------  ------------------ --------
                                                                     Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     19.5%    6.21%        6.83%    7.45%        8.07%    8.70%        9.32%    9.94%
      24.65 - 59.75       41.20 - 99.60    31.8     7.33         8.06     8.80         9.53    10.26        11.00    11.73
     59.75 - 124.65      99.60 - 151.75    34.6     7.65         8.41     9.17         9.94    10.70        11.47    12.23
    124.65 - 271.05     151.75 - 271.05    39.4     8.25         9.08     9.90        10.73    11.55        12.38    13.20
        Over 271.05         Over 271.05    42.8     8.74         9.62    10.49        11.36    12.24        13.11    13.99

----------
*The combined tax bracket includes both the individual income tax rate and the intangible tax rate, because the intangible tax is generally based on income received from intangibles.


OHIO

Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return Bracket*      5%        5 1/2%      6%       6 1/2%       7%       7 1/2%       8%
 ------------------  ------------------ --------
                                                                     Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -------------------------------------------------------------------------
$         0 - 24.65                        18.8%    6.16%        6.77%    7.39%        8.00%    8.62%        9.24%    9.85%
                    $         0 - 41.20    19.4     6.20         6.82     7.44         8.06     8.68         9.31     9.93
 24.65 - 59.75                             31.7     7.32         8.05     8.78         9.52    10.25        10.98    11.71
                          41.20 - 99.60    32.3     7.39         8.12     8.86         9.60    10.34        11.08    11.82
     59.75 - 124.65      99.60 - 151.75    35.8     7.79         8.57     9.35        10.12    10.90        11.68    12.46
    124.65 - 271.05     151.75 - 271.05    40.8     8.45         9.29    10.14        10.98    11.82        12.67    13.51
        Over 271.05         Over 271.05    44.1     8.94         9.84    10.73        11.63    12.52        13.42    14.31

----------
*The table does not reflect possible reductions in the State tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist.


VIRGINIA

Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return Bracket*      5%        5 1/2%      6%       6 1/2%       7%       7 1/2%       8%
 ------------------  ------------------ --------
                                                                     Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     19.9%    6.24%        6.87%    7.49%        8.11%    8.74%        9.36%    9.99%
      24.65 - 59.75       41.20 - 99.60    32.1     7.36         8.10     8.84         9.57    10.31        11.05    11.78
     59.75 - 124.65      99.60 - 151.75      35     7.69         8.46     9.23        10.00    10.77        11.54    12.31
    124.65 - 271.05     151.75 - 271.05    39.7     8.29         9.12     9.95        10.78    11.61        12.44    13.27
        Over 271.05         Over 271.05    43.1     8.79         9.67    10.54        11.42    12.30        13.18    14.06


A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.


ESTIMATED CASH FLOWS TO UNITHOLDERS

--------------------------------------------------------------------------
The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.


California IM-IT Trust

Monthly
                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
April          1997                            $    5.06                       $    5.06
May            1997 - August        2008            4.21                            4.21
September      2008                                 3.98     $    164.96          168.94
October        2008 - June          2020            3.45                            3.45
July           2020                                 3.40           32.99           36.39
August         2020 - January       2022            3.30                            3.30
February       2022                                 3.09          164.96          168.05
March          2022 - June          2022            2.59                            2.59
July           2022                                 2.46           98.98          101.44
August         2022 - October       2022            2.16                            2.16
November       2022                                 2.07           65.98           68.05
December       2022 - June          2023            1.87                            1.87
July           2023                                 1.66          164.97          166.63
August         2023                                 1.17                            1.17
September      2023                                  .97          164.96          165.93
October        2023 - November      2031             .50                             .50
December       2031                                  .03          131.97          132.00


Semi-annual
Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
July           1997                          $    17.88                      $    17.88
January        1998 - July         2008           25.55                           25.55
September      2008                                                              164.96
January        2009                               22.23                           22.23
July           2009 - January      2020           20.92                           20.92
July           2020                               20.87           32.99           53.86
January        2021 - January      2022           20.03                           20.03
February       2022                                              164.96          164.96
July           2022                               16.09           98.98          115.07
November       2022                                               65.98           65.98
January        2023                               12.44                           12.44
July           2023                               11.14          164.97          176.11
September      2023                                              164.96          164.96
January        2024                                4.26                            4.26
July           2024 - July         2031            3.12                            3.12
December       2031                                2.12          131.97          134.09




Florida IM-IT Trust

Monthly
                                          Estimated       Estimated       Estimated
Distribution Dates                        Interest        Principal       Total
(Each Month)                              Distribution    Distribution    Distribution
----------------------------------------- --------------- --------------- ---------------
April          1997                             $    5.07                       $    5.07
May            1997 - May            2021            4.23                            4.23
June           2021                                  3.98      $    70.60           74.58
July           2021 - May            2026            3.93                            3.93
June           2026                                  3.62          229.89          233.51
July           2026                                  2.91                            2.91
August         2026                                  2.68          164.20          166.88
September      2026                                  2.16                            2.16
October        2026                                  2.16           16.42           18.58
November       2026 - September      2027            2.16                            2.16
October        2027                                  1.94          188.84          190.78
November       2027 - August         2028            1.42                            1.42
September      2028                                  1.20          164.20          165.40
October        2028 - September      2036             .68                             .68
October        2036                                   .45          164.20          164.65



Semi-annual
Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
July           1997                          $    17.95                      $    17.95
January        1998 - January      2021           25.65                           25.65
June           2021                                          $    70.60           70.60
July           2021                               25.09                           25.09
January        2022 - January      2026           23.83                           23.83
June           2026                                              229.89          229.89
July           2026                               22.49                           22.49
August         2026                                              164.20          164.20
October        2026                                               16.42           16.42
January        2027                               13.68                           13.68
July           2027                               13.16                           13.16
October        2027                                              188.84          188.84
January        2028                               10.70                           10.70
July           2028                                8.69                            8.69
September      2028                                              164.20          164.20
January        2029                                5.45                            5.45
July           2029 - July         2036            4.17                            4.17
October        2036                                1.86          164.20          166.06


Michigan IM-IT Trust

Monthly
                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
April          1997                            $    5.03                       $    5.03
May            1997 - November      2008            4.19                            4.19
December       2008                                 3.55     $    158.98          162.53
January        2009 - April         2020            3.43                            3.43
May            2020                                 3.43           47.69           51.12
June           2020 - April         2021            3.43                            3.43
May            2021                                 3.23          158.98          162.21
June           2021 - April         2022            2.76                            2.76
May            2022                                 2.44          238.48          240.92
June           2022 - April         2026            1.68                            1.68
May            2026                                 1.58           79.49           81.07
June           2026 - August        2026            1.33                            1.33
September      2026                                  .75          158.98          159.73
October        2026 - May           2027             .64                             .64
June           2027                                  .43          158.98          159.41


Semi-annual

Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
July           1997                          $    17.76                      $    17.76
January        1998 - July         2008           25.37                           25.37
December       2008                                         $    158.98          158.98
January        2009                               23.96                           23.96
July           2009 - January      2020           20.78                           20.78
May            2020                                               47.69           47.69
July           2020 - January      2021           20.78                           20.78
May            2021                                              158.98          158.98
July           2021                               19.24                           19.24
January        2022                               16.72                           16.72
May            2022                                              238.48          238.48
July           2022                               14.23                           14.23
January        2023 - January      2026           10.22                           10.22
May            2026                                               79.49           79.49
July           2026                                9.40                            9.40
September      2026                                              158.98          158.98
January        2027                                4.72                            4.72
June           2027                                3.04          158.98          162.02


Ohio IM-IT Trust

Monthly
                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
April         1997                             $    5.00                       $    5.00
May           1997 - November       2006            4.17                            4.17
December      2006                                  4.05      $    80.48           84.53
January       2007 - January        2008            3.79                            3.79
February      2008                                  3.18          160.98          164.16
March         2008 - November       2021            3.06                            3.06
December      2021                                  3.02           56.35           59.37
January       2022 - September      2022            2.93                            2.93
October       2022                                  2.33          160.97          163.30
November      2022                                  2.21                            2.21
December      2022                                  2.10           33.81           35.91
January       2023 - February       2026            2.08                            2.08
March         2026                                  1.48          160.98          162.46
April         2026 - February       2027            1.36                            1.36
March         2027                                   .77          160.98          161.75
April         2027 - April          2028             .65                             .65
May           2028                                   .43          160.98          161.41


Semi-annual

Distribution Dates                     Estimated       Estimated       Estimated
(Each January and July                 Interest        Principal       Total
Unless Otherwise Indicated)            Distribution    Distribution    Distribution
-------------------------------------- --------------- --------------- ---------------
July          1997                          $    17.67                      $    17.67
January       1998 - July         2006           25.25                           25.25
December      2006                                          $    80.48           80.48
January       2007                               24.75                           24.75
July          2007 - January      2008           22.98                           22.98
February      2008                                              160.98          160.98
July          2008                               18.68                           18.68
January       2009 - July         2021           18.55                           18.55
December      2021                                               56.35           56.35
January       2022                               18.38                           18.38
July          2022                               17.78                           17.78
October       2022                                              160.97          160.97
December      2022                                               33.81           33.81
January       2023                               14.76                           14.76
July          2023 - January      2026           12.62                           12.62
March         2026                                              160.98          160.98
July          2026                                9.14                            9.14
January       2027                                8.30                            8.30
March         2027                                              160.98          160.98
July          2027                                4.81                            4.81
January       2028                                3.97                            3.97
May           2028                                2.43          160.98          163.41


Virginia Quality Trust

Monthly
                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
April         1997                             $    5.06                       $    5.06
May           1997 - June           2007            4.21                            4.21
July          2007                                  3.99     $    162.86          166.85
August        2007 - November       2008            3.47                            3.47
December      2008                                  3.23          162.87          166.10
January       2009 - October        2017            2.69                            2.69
November      2017                                  2.52          120.52          123.04
December      2017 - September      2019            2.15                            2.15
October       2019                                  2.05           81.43           83.48
November      2019 - June           2024            1.81                            1.81
July          2024                                  1.51          244.30          245.81
August        2024 - June           2025             .79                             .79
July          2025                                   .64          130.30          130.94
August        2025 - December       2029             .27                             .27
January       2030                                   .17           81.43           81.60


Semi-annual

Distribution Dates                      Estimated       Estimated       Estimated
(Each May and November                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
May           1997                            $    9.35                       $    9.35
November      1997 - May           2007           25.52                           25.52
July          2007                                          $    162.86          162.86
November      2007                                22.31                           22.31
May           2008 - November      2008           21.04                           21.04
December      2008                                               162.87          162.87
May           2009                                16.85                           16.85
November      2009 - May           2017           16.29                           16.29
November      2017                                16.13          120.52          136.65
May           2018 - May           2019           13.05                           13.05
October       2019                                                81.43           81.43
November      2019                                12.61                           12.61
May           2020 - May           2024           11.02                           11.02
July          2024                                               244.30          244.30
November      2024                                 6.60                            6.60
May           2025                                 4.85                            4.85
July          2025                                               130.30          130.30
November      2025                                 2.57                            2.57
May           2026 - November      2029            1.67                            1.67
January       2030                                  .45           81.43           81.88


UNDERWRITING

The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Unitholder
Explanations--Underwriting" in Part II of this Prospectus.


                                                                                                             California
Name                                                                                                         IM-IT Trust
                                           Address                                                                 Units
                                                                                                          --------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,031
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                350
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                   250
Crowell, Weedon & Company                  One Wilshire Boulevard, Los Angeles, California 90017                     100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                  100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
                                                                                                                   3,031
                                                                                                          ==============


                                                                                                                Florida
Name                                                                                                         IM-IT Trust
                                           Address                                                                 Units
                                                                                                          --------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,495
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                250
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                  100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
                                                                                                                   3,195
                                                                                                          ==============


                                                                                                               Michigan
Name                                                                                                         IM-IT Trust
                                           Address                                                                 Units
                                                                                                          --------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,295
First of Michigan Corporation              100 Renaissance Center, 26th Floor, Detroit, Michigan 48243               250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                  100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                   100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
Roney & Co.                                One Griswold, Detroit, Michigan 48226                                     100
                                                                                                                   3,145
                                                                                                          ==============



                                                                                                                   Ohio
Name                                                                                                         IM-IT Trust
                                           Address                                                                 Units
                                                                                                          --------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,356
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014               250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                  100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                   100
The Ohio Company                           155 East Broad Street, Columbus, Ohio 43215                               100
                                                                                                                   3,106
                                                                                                          ==============


                                                                                                                       Virginia
Name                                                                                                               Quality Trust
                                           Address                                                                         Units
                                                                                                                ----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                            1,970
Anderson & Strudwick, Inc.                 1108 East Main Street, Richmond, Virginia 23219                                   250
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                             250
Branch Cabell & Co.                        919 East Main, 17th Floor, Richmond, Virginia 23219                               100
Davenport & Co. of Virginia Inc.           901 E. Cary Street, Richmond, Virginia 23219                                      100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                        100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                          100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                       100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219                 100
                                                                                                                           3,070
                                                                                                                ================



No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.



Title                                                Page
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                 2
CALIFORNIA IM-IT TRUST                                     4
FLORIDA IM-IT TRUST                                       14
MICHIGAN IM-IT TRUST                                      21
OHIO IM-IT TRUST                                          26
VIRGINIA QUALITY TRUST                                    32
OTHER MATTERS                                             39
Report of Independent Certified Public Accountants        39
Statements of Condition                                   40
Equivalent Taxable Estimated Current Return Tables        42
Estimated Cash Flows to Unitholders                       45
Underwriting                                              50



This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS
PART I

February 27, 1997


Insured MunicipalsIncome TrustandInvestors' Quality Tax-Exempt
Trust,Multi-Series 288

California IM-IT 163
Florida IM-IT 112
Michigan IM-IT 143
Ohio IM-IT 106
Virginia Quality 76



A Wealth of Knowledge A Knowledge of Wealthsm
VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181
2800 Post Oak Boulevard
Houston, Texas 77056

This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both Parts of this Prospectus should be retained for future reference.


February 1997

Van Kampen American Capital

Prospectus Part II

Insured Municipals Income Trust, Insured Multi-Series and
Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series

This Part II of the Prospectus may not be distributed unless accompanied by
Part I. Both Parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Part I of this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "
Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. The Bonds in an IM-IT Discount Trust were acquired at prices which result in an IM-IT Discount Trust portfolio, as a whole, being purchased at a deep discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of the Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) will constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units. Except in specific instances as noted in Part I of this Prospectus, the information contained in this Part II shall apply to each Trust in its entirety.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's" ). Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . No representation is made as to any insurer's ability to meet its commitments.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any government agency and are subject to investment risk, including possible loss of the principal amount invested.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate offering price of the Securities in such Trust's portfolio, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will include the aggregate bid price of the Securities in such Trust, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth under "Unitholder Explanations--Public Offering--General." For sales charges in the secondary market, see "Unitholder Explanations--Public Offering--General" . If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" in Part I of this Prospectus for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--General--Unit Distribution" .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust in Part I of this Prospectus. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth under "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns."

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option" . The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per
Unit Information" for the applicable Trust in Part I of this Prospectus. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units" ).

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See " Unitholder Explanations--Public Offering--Reinvestment Option" .

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" .

SETTLEMENT OF BONDS IN THE TRUSTS

--------------------------------------------------------------------------
The Fund. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "
Fund" ), consists of the underlying separate unit investment trusts described in Part I of this Prospectus. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement" ), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund initially consists of separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the state for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the states of Illinois, Indiana, Virginia and Washington may only purchase Units of a Trust named for their respective state of residence or an IM-IT, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, IM-IT Discount Series or a National Quality Trust. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" in Part I of this
Prospectus. Such Securities initially consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial
Information" in Part I of this Prospectus. Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT, IM-IT Discount, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT, IM-IT Discount, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

Substantially all of the Bonds in an IM-IT Discount Trust are obligations which were originally issued at a discount, including "zero coupon" bonds. See "Federal Tax Status" for a discussion of the tax consequences of original issue discount.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity" ), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC" ) or a combination thereof (collectively, the "Portfolio Insurers" ), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from certain of the " Preinsured Bond Insurers" described herein. Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. For information relating to insurance on the bonds, see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts."

In selecting Securities for the Trusts, the following factors, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. ("Moody's" ) rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Ratings" ), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration" ).

Risk Factors. The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. See "
General" for each Trust in Part I of this Prospectus. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates.

Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds.

Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Certain of the Bonds may be industrial revenue bonds ("IRBs" ). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations" ). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of " college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.

Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See " Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Certain of the Bonds may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" in Part I of this Prospectus. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "
Notes to Portfolios" in Part I of this Prospectus. The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust in Part I of this Prospectus. Unitholders will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" in Part I of this Prospectus. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds" ), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds" ) to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT, IM-IT Discount, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under " Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" ,
(iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured
Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's and
(vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus and will be made on the twenty-fifth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the tenth day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal" ).

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced as a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, or such certificate transfer instrument exactly as his name appears on the records of the Trustee, and on the face of any certificate representing Units to be transferred, with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

--------------------------------------------------------------------------
As of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust in Part I of this Prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee (and to the extent necessary pay Trust expenses) in order to maintain (or in some cases approach) the same estimated net annual interest incomes during the first year of the Trusts' operations as described under "Per Unit Information" for the applicable Trust in Part I of this Prospectus.

ACCRUED INTEREST

--------------------------------------------------------------------------
Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Unitholder Explanations--Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Securities in such Trust's portfolio, a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 4.0% of the Public Offering Price (4.167% of the aggregate offering price of the Securities) for an IM-IT Discount Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust, 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Securities) for a State Intermediate Laddered Maturity Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Securities in each Trust, an applicable sales charge as determined in accordance with the table set forth below, which is based upon the estimated long-term return life of each Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the estimated long-term return life of such Trust's Portfolio, in accordance with the following schedule:

                                                Years To Maturity
Years To Maturity    Sales Charge                                    Sales Charge
1                    1.010 %                    12                   4.712 %
2                    1.523                      13                   4.822
3                    2.041                      14                   4.932
4                    2.302                      15                   5.042
5                    2.564                      16                   5.152
6                    2.828                      17                   5.263
7                    3.093                      18                   5.374
8                    3.627                      19                   5.485
9                    4.167                      20                   5.597
10                   4.384                      21 to 30             5.708
11                   4.603

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in Part I of any Prospectus by which such Trust is offered. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                             Dollar Amount of Sales
                                            Charge Reduction Per Unit
                        -------------------------------------------------------------------
                        IM-IT, State
                        (other than a
                        State
                        Intermediate
                        Laddered
                        Maturity Trust)  IM-IT Short
Aggregate Number of     and National     Intermediate    IM-IT Discount
Units Purchased*        Quality Trusts   Trust           Trust            Other Trusts
                        ---------------- --------------- --------------- ------------------
100-249 Units.......... $4.00            $2.00           $         2.00  $4.00
250-499 Units.......... $6.00            $3.00           $         4.00  $6.00
500-999 Units.......... $14.00           $4.00           $         6.00  $9.00
1,000 or more Units.... $19.00           $6.00           $         8.00  $11.00
____________________
* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Trust Administration--General--Unit Distribution" . This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date" ) or (b) on any day subsequent to the Initial Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Employees of Van Kampen American Capital Distributors Inc. and its affiliates may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases described in the table above, provided that at the time of the initial purchase of units of such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table above.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in
Part I of this Prospectus in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust after 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of the Evaluation Time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption and it shall determine the aggregate value of any Trust as of the Evaluation Time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds" ) the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated in "Notes to Portfolios" in Part I of this Prospectus.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses" ). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc., may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash by notifying the Trustee in writing at any time prior to five days before the next distribution date. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Unitholders of New York Trusts, other than residents of Massachusetts, may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender, the Unitholder will receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" in Part I of this Prospectus. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "
Public Offering--Offering Price" above. In determining the Redemption
Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Sponsor or Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator. Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

--------------------------------------------------------------------------
Insurance has been obtained by each Insured Trust, by the issuer of Bonds in an Insured Trust, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See " Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" . The "Portfolio Insurers" and the "
Preinsured Bond Insurers" are described under "Notes to Portfolios"
 in Part I of this Prospectus. The Portfolio Insurers are either AMBAC Indemnity Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective
Insured Trust in Part I of this Prospectus). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance" ) upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Unitholder Explanations--Public Offering--Offering
Price" . Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Unitholder
Explanations--Public Offering--Redemption of Units" ) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--General--Amendment or Termination" ).

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Unitholder Explanations--Public Offering--Offering Price" . It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "
Unitholder Explanations--Public Offering--Offering Price" for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" .

The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                              Financial Information (in
                                                                millions of dollars)
                                                       -----------------------------------------
                                                       Date           Admitted   Policyholders'
Name                                                   Established    Assets     Surplus
------------------------------------------------------ -------------- ---------- ---------------
AMBAC Indemnity Corporation (at 3/31/96)..............          1970  $    2,440 $          878
Capital Guaranty Insurance Corporation (at 9/30/96)...          1987         313            194
Financial Guaranty Insurance Company (at 9/30/96).....          1984       2,436          1,097
Financial Security Assurance, Inc. (at 9/30/96).......          1984       1,184            452
MBIA Insurance Corporation (at 9/30/96)...............          1986       4,300          1,300

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings" . The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status"
 .

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

For information relating to the insurance on the Bonds in the Insured Trusts and the breakdown of the insurers of Preinsured Bonds, see footnote (5) in "Notes to Portfolios" in Part I of this Prospectus.

UNDERWRITING

--------------------------------------------------------------------------
For a breakdown of the Underwriters who have severally purchased Units of each Trust from the Sponsor, see "Other Matters--Underwriting" in Part I of this Prospectus.

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution" . However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among certain Underwriters (those who underwrite at least 250 Units) 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" herein and "Portfolio" for the applicable Trust in Part I of this Prospectus.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

--------------------------------------------------------------------------
Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trusts. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. Prior to October 31, 1996, VK/AC Holding, Inc. was controlled, through the ownership of a substantial majority of its common stock, by The Clayton & Dubilier Private Equity IV Limited Partnership. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holding II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition" ).

As a result of the Acquisition, VK/AC Holding, Inc. became a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley Asset Management Inc., an investment adviser ("MSAM" ), Morgan Stanley
& Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of September 30, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $103.5 billion of assets under management and fiduciary advice.

On February 5, 1997, Morgan Stanley Group Inc. and Dean Witter, Discover & Co. announced that they had entered into an Agreement and Plan of Merger to form Morgan Stanley, Dean Witter, Discover & Co. Subject to certain conditions being met, it is currently anticipated that the transaction will close in mid-1997. Thereafter, Van Kampen American Capital Distributors, Inc. will be an indirect subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

Dean Witter, Discover & Co. is a financial services company with three major businesses: full service brokerage, credit services and asset management.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of December 31, 1996, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $59 billion of investment products, of which over $21.78 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $48 billion of assets, consisting of $29.9 billion for 59 open end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.), $13.12 billion for 38 closed-end funds and $4.99 billion for 114 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential
Financial Information" in Part I of this Prospectus for providing portfolio supervisory services for the Fund. Such fee may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 of the Fund and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" in Part I of this Prospectus for regularly evaluating each Trust's portfolio. Such fees are based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided" ). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit, the Trustee's estimated annual fees for ordinary recurring services would initially amount to that amount set forth under "Per Unit Information" for the applicable Trust in Part I of the Prospectus. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see " Unitholder Explanations--Public Offering--Reports Provided" and "
Trustee" above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering--Redemption of Units" . The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts--Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" in Part I of this Prospectus, so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

--------------------------------------------------------------------------
Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an IM-IT Discount, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Unitholder Explanations--Underwriting" ) at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest" . Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price plus interest accrued to the date of settlement.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period for any single transaction as described in the following table, provided that the Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others).

                                  IM-IT, State
                                  (other than a
                                  State
                                  Intermediate
                                  Laddered                                    IM-IT      State
                       IM-IT      Maturity Trust) IM-IT Short   IM-IT         Limited    Intermediate
                       Discount   and National    Intermediate  Intermediate  Maturity   Laddered
                       Trust      Quality Trust   Trust         Trust         Trust      Maturity Trust
1 - 99 Units...........$   18.00  $     30.00     $     10.00   $      25.00  $   27.00  $      20.00
100 - 249 Units........$   19.00  $     32.00     $     11.00   $      28.00  $   30.00  $      21.00
250 - 499 Units........$   20.00  $     34.00     $     11.00   $      27.00  $   30.00  $      21.00
500 - 999 Units........$   20.00  $     35.00     $     12.00   $      30.00  $   32.00  $      23.00
1,000 - 1,499 Units....$   20.00  $     34.00     $     12.00   $      29.00  $   29.00  $      22.00
1,500 or more Units....$   20.00  $     34.00     $     12.00   $      29.00  $   29.00  $      22.00

The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General" . In addition to the concessions and agency commissions described herein, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. Such additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions described herein are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General" ) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public
Offering--General" . The minimum purchase in the primary and secondary market will be one Unit. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Unitholder Explanations--Underwriting."

      Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General" .

The Sponsor will receive from the Underwriters the excess of such gross sales commission over the amounts set forth in the following tables, as of the Date of Deposit.

                                  IM-IT, State
                                  (other than a
                                  State
                                  Intermediate
                                  Laddered                                    IM-IT      State
                       IM-IT      Maturity Trust) IM-IT Short   IM-IT         Limited    Intermediate
                       Discount   and National    Intermediate  Intermediate  Maturity   Laddered
                       Trust      Quality Trust   Trust         Trust         Trust      Maturity Trust
1 - 99 Units...........$   20.00  $     35.00     $     12.00   $      27.00  $   29.00  $      22.00
100 - 249 Units........$   21.00  $     37.00     $     13.00   $      30.00  $   32.00  $      23.00
250 - 499 Units........$   22.00  $     39.00     $     13.50   $      29.50  $   32.00  $      23.00
500 - 999 Units........$   22.00  $     40.00     $     14.00   $      32.50  $   34.50  $      25.00
1,000 - 1,499 Units....$   22.00  $     39.00     $     14.00   $      31.00  $   31.00  $      24.00
1,500 or more Units....$   22.00  $     39.00     $     14.00   $      31.00  $   31.00  $      24.00

A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest" ) and Gruntal & Co., Inc. ("
Gruntal" ) whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons" ) have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. See "Unitholder Explanations--Public
Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis (in addition to the Unit basis described herein) utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.

In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Unitholder Explanations--Underwriting" herein and "Portfolio" for the applicable Trust and "Notes to Portfolios" in Part I of this Prospectus. The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the Securities in the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in a Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Special counsel to the Fund for certain state tax matters are named under " Tax Status" for each Trust appearing in Part I of this Prospectus. Kroll & Tract LLP has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "
Tax Status" relating to the Trust for which it has provided an opinion in
Part I of this Prospectus.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

--------------------------------------------------------------------------
In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Part II of the Prospectus:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code" ) will retain its status when distributed to Unitholders;
however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax" ), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price" ) to prior owners. If a Bond is acquired with accured interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. The U.S. Treasury Department has proposed extending the financial institution rules to all corporations. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Kroll & Tract LLP, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount" . The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust in Part I of this Prospectus. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

DESCRIPTION OF RATINGS

--------------------------------------------------------------------------
Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p" ) assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge" . Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

As published by the rating companies.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                       Page
INTRODUCTION                                                2
UNITHOLDER EXPLANATIONS                                     3
Settlement of Bonds in the Trusts                           3
The Fund                                                    3
Objectives and Securities Selection                         4
Risk Factors                                                4
Replacement Bonds                                           8
Distributions                                               9
Change of Distribution Option                               9
Certificates                                                9
Estimated Current Returns and Estimated Long-Term Returns   10
Accrued Interest                                            11
Public Offering                                             11
General                                                     11
Offering Price                                              13
Market for Units                                            15
Distributions of Interest and Principal                     15
Reinvestment Option                                         16
Redemption of Units                                         16
Reports Provided                                            17
Insurance on the Bonds in the Insured Trusts                18
Underwriting                                                21
TRUST ADMINISTRATION                                        22
Fund Administration and Expenses                            22
Sponsor                                                     22
Compensation of Sponsor and Evaluator                       23
Trustee                                                     23
Trustee's Fee                                               24
Portfolio Administration                                    24
Sponsor Purchases of Units                                  25
Insurance Premiums                                          25
Miscellaneous Expenses                                      25
General                                                     25
Amendment or Termination                                    25
Limitation on Liabilities                                   26
Unit Distribution                                           27
Sponsor and Underwriter Compensation                        28
Legal Opinions                                              29
Independent Certified Public Accountants                    29
FEDERAL TAX STATUS                                          30
DESCRIPTION OF RATINGS                                      33

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

PART II

February 1997

Insured MunicipalsIncome Trust,Insured Multi-SeriesandInsured MunicipalsIncome Trust andInvestors' Quality Tax-Exempt Trust,Multi-Series

A Wealth of Knowledge A Knowledge of Wealthsm

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

This Part II of the Prospectus may not be distributed unless accompanied by Part I. Both Parts of this Prospectus should be retained for future reference



                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:

      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel

  The following exhibits:

  1.1 Copy of Trust Agreement.

  1.5 Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2 Opinion of counsel as to the Federal, Florida and Virginia income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

  3.4 Opinion and consent of counsel as to income tax status to California residents of Units of the California IM-IT Trust.

  3.5 Opinion and consent of counsel as to income tax status to Michigan residents of Units of the Michigan IM-IT Trust.

  3.6 Opinion and consent of counsel as to income tax status to Ohio residents of Units of the Ohio IM-IT Trust.

  4.1 Consent of Interactive Data Corporation.

  4.2 Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3 Consent of Grant Thornton LLP.

  EX-27 Financial Data Schedules.


                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 288, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 288 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 27th day of February, 1997.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 288


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated on February 27, 1997.

 Signature               Title

Don G. Powell        Chairman and Chief Executive )
                       Officer                    )

William R. Rybak     Senior Vice President and    )
                       Chief Financial Officer    )

Ronald A. Nyberg     Director                     )

William R. Molinari  Director                     )


Sandra A. Waterworth                              ) (Attorney-in-fact*)

* A  copy of each of the related powers of attorney was
  filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.